SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                              (Amendment No. 1)(1)


                           The Leather Factory, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                        Common Stock, par value $0.0024
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   522126101
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               Patrick A. Reardon
                                 Attorney-at-Law
                        210 West Sixth Street, Suite 401
                             Fort Worth, Texas 76102
                                 (817) 348-8801
                               Fax: (817) 348-8804
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                January 14, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               (Page 1 of 4 Pages)

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.522126101                     13D                     Page 2 of 4 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


                             J. Wray Thompson, Sr.
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*


                                     PF, OO
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


                            United States of America
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                                    2,839,501
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY                          6,149,371
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                                    2,839,501
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH


________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                                   6,149,371
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


                                     61.1%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


                                       IN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 522126101                    13D                     Page 3 of 4 Pages

________________________________________________________________________________
Item 5.  Interest in Securities of the Issuer.

         Item 5 is amended to read in its entirety as set forth below:

         Mr. Thompson currently is the beneficial owner of 2,839,501 shares (28.2% percent of the total outstanding shares) of Common Stock ("Common Stock") issued by The Leather Factory, Inc., a Delaware corporation ("Company") Of this amount, 84,587 shares are held in The Leather Factory, Inc. Employee Stock Ownership Plan ("ESOP") and are allocated to Mr. Thompson's account. Mr. Thompson has the right to vote the shares held in his ESOP account. See Item 2 for information concerning the property interests of Mr. Thompson's spouse in these shares.

         In addition, Mr. and Mrs. Morgan are the beneficial owners of 3,309,870 shares of Common Stock (32.9% percent of the total outstanding shares). Of this amount, 168,562 shares are allocated to their ESOP accounts (112,693 shares in the account of Mr. Morgan and 55,869 shares in the account of Mrs. Morgan) and Mr. Morgan alone owns 7,008 shares. Mr. and Mrs. Morgan only have the right to vote these 3,309,870 shares or to dispose of them.

         If Mr. Thompson is deemed to be the beneficial owner of Mr. and Mrs. Morgan's shares, he is the beneficial owner of 6,149,371 shares of Common Stock, or 61.1% of the total shares of Common Stock outstanding. Mr. Thompson disavows beneficial ownership of the shares held by Mr. and Mrs. Morgan.

         On June 20, 2002, Mr. Thompson sold 4,800 shares of the Common Stock at $3.01 per share and 5,000 shares at $3.00. These transactions were effected through a broker on the American Stock Exchange.
________________________________________________________________________________

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Item 6 is amended to read in its entirety as set forth below:

         On June 17, 2002, Wray Thompson and Sally Thompson entered into a an Option Agreement with The Leather Factory, Inc. Employee Stock Ownership Trust ("ESOP), pursuant to which Arlington National Bank, as Trustee of the ESOP may purchase from Mr. and Mrs. Thompson up to 200,000 shares of the common stock of The Leather Factory, Inc. at an exercise price equal to the average of the closing trade price of the stock on the American Stock Exchange over the previous seven days (disregarding days on which the exchange is not open for trading); provided, however, the exercise price shall not exceed the trade price for the Company's common stock for the second trade on the American Stock Exchange on the day of exercise of the option. In no event shall shares be purchased under the Option Agreement if the exercise price (computed in the manner provided in the preceding sentence) is less than $2.75 per share.

CUSIP No. 522126101                    13D                     Page 4 of 4 Pages

________________________________________________________________________________

         The option term is for one year, but Mr. and Mrs. Thompson may terminate the option after December 31, 2002 if the trustee shall not have purchased at least 75,000 shares pursuant to the Option Agreement.

         The Option Agreement is intended to comply with the requirements of Securities and Exchange Commission Rule 10b5-1 as it applies to Mr. Thompson.

________________________________________________________________________________
Item 7.  Material to be Filed as Exhibits.

         Item 7 is amended to read in its entirety as set forth below:

Exhibit 1
---------

         Option Agreement, dated June 17, 2002, between Arlington National Bank, solely in its capacity as trustee of The Leather Factory, Inc. Employee Stock Ownership Plan and Trust (restated as of October 1, 1993) and Wray Thompson and Sally Thompson

________________________________________________________________________________


                                   SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                     August 1, 2002
                                        ----------------------------------------
                                                         (Date)


                                                  /s/ J. Wray Thompson
                                        ----------------------------------------
                                                       (Signature)


                                        J. Wray Thompson, Sr., Reporting Person
                                        ----------------------------------------
                                                       (Name/Title)




Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                OPTION AGREEMENT


         This Option Agreement ("Agreement") is made and entered into as of the 17th day of June, 2002, by and between Arlington National Bank, not in its corporate capacity, but solely in its capacity as Trustee of The Leather Factory, Inc. Employee Stock Ownership Plan and Trust (Restated as of October 1,
1993) ("the Trustee") and Wray Thompson and wife, Sally Thompson ("THOMPSON").

         WHEREAS, Thompson currently is the record holder of shares of common stock of The Leather Factory, Inc., a Delaware corporation ("TLF"); and

         WHEREAS, the Trustee desires to acquire from THOMPSON the option to purchase certain of the shares of common stock of TLF held by THOMPSON, and THOMPSON desires to grant to the Trustee such option in consideration of the Option Price defined below.

         NOW, THEREFORE, in consideration of the foregoing recitals and of the mutual covenants, agreements, undertakings, representations and warranties contained herein, the parties hereto agree as follows:

1.       Definitions. For purposes of this Agreement:


         a.       "Beneficial  Owner" or "Beneficial  Ownership"  shall have the
                  meaning  set  forth  in  Rule  13d-3(a)   promulgated  by  the
                  Securities and Exchange Commission.

         b. "Settlement" shall have the meaning set forth in Section 9 hereof.

         c. "Business Day" shall mean those days on which national banks in the state of Texas are required to be open.

         d.       "SEC" shall mean the U. S. Securities and Exchange Commission.

         e.       "TLF" means The Leather Factory, Inc., a Delaware corporation.

         f. "THOMPSON" means Wray Thompson or Sally Thompson, individuals residing in Tarrant County, Texas.

         g.       "Option Price" shall have the meaning set forth in Section 3.

________________________________________________________________________________

         h. "Liens" shall mean any mortgage, lien, pledge, adverse claim, interest, encumbrance, option, warrant, call, preemptive right, restriction or other agreement or right of a similar nature.

         i.       "Notice" shall have the meaning set forth in Section 4.

         j.       "Option" shall have the meaning set forth in Section 2.

         k.       "Option Price" shall have the meaning set forth in Section 3.

         l. "Option Term" shall mean the period beginning on the date hereof, and ending twelve (12) months hereafter.

         m. "Shares" shall mean up to 200,000 shares of common stock of TLF currently owned by THOMPSON.

         n. "Transfer" shall mean to sell, exchange, give, assign, pledge, devise, bequeath, or otherwise transfer, grant any interest in or encumber in any way.

         o.       "ESOP  Committee"  shall have the meaning  assigned in Section
                  1.05 of The Leather Factory, Inc. Employee Stock Ownership Plan and Trust (Restated as of October 1, 1993).

         p. "ESOP Requirement" shall mean all shares that the Trustee purchases pursuant to the terms of The Leather Factory, Inc. Employee Stock Ownership Plan and Trust (Restated as of October 1, 1993) ("ESOP").

2. Grant of Option. In consideration of the sum of Ten Dollars ($10.00) and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged by the Trustee, THOMPSON does hereby grant to the Trustee the exclusive right, privilege and option to purchase from time to time all or some of the shares during the Option Term (the "Option").

3. Option Price. Subject to the conditions set forth in paragraph 11 herein, the Trustee agrees to pay to THOMPSON in cash or immediately available funds for the shares purchased by the Trustee a per share price equal to the average of the closing trade price of TLF stock on the American Stock Exchange over the previous seven day period ("Option Price"); provided, however, that such amount shall not exceed the trade price for TLF stock on the American Stock Exchange on the day of purchase for the second trade executed on such date.

________________________________________________________________________________

4. Exercise of Option. The Trustee may exercise its Option by giving written notice of its exercise of this Option to THOMPSON by delivering to THOMPSON the notice of exercise attached as Exhibit "A", with appropriate insertions, (the "Notice") in accordance with the provisions of Section 17 hereof at any time during the Option Term. Partial exercise to purchase some of the Shares is permitted, and the Option may be exercised on more than one occasion; provided, however, that the total number of Shares purchased under this Agreement shall not exceed 200,000.

5. Failure to Exercise Option. If the Option is not exercised prior to the expiration of the Option Term, the Option shall become null and void and of no further force and effect.

6. Contract of Sale and Purchase. Upon exercise of the Option by the Trustee, this Agreement shall become a contract of sale and purchase whereby THOMPSON agrees to sell, transfer and convey to the Trustee, and the Trustee agrees to purchase from THOMPSON, the number of Shares indicated in the Notice at the Option Price and on the other terms and conditions contained in this Agreement.

7. Payment of Purchase Price. The Option Price shall be paid by the Trustee to THOMPSON in cash, or in other immediately available funds at the Settlement.

8. Title. At each Settlement, THOMPSON shall deliver to the Trustee good and marketable title to the Shares, free and clear of any liens or other restrictions, except for applicable restrictions on transfer under federal and state securities laws.

9. Settlement. Unless otherwise mutually agreed, the Settlement of each purchase shall take place at the principal banking office of the Trustee in Arlington, Texas on the third Business Day following the date the Notice was delivered to THOMPSON. Settlement will be no later than three (3) Business Days following the exercise of the option. At each Settlement, THOMPSON shall deliver, or cause to be delivered, to the Trustee one or more stock certificates representing the Shares, together with stock powers duly executed by THOMPSON, and take such actions and deliver such other documents as are necessary to transfer title to the Shares purchased to the Trustee.

10. General Restrictions on Transfer of Common Stock. During the Option Term, THOMPSON agrees that they will retain a sufficient number of shares of TLF common to permit delivery of the Shares under this Agreement. These Shares shall be held of record by THOMPSON and Beneficially Owned by them free and clear of any liens or encumbrances. Notwithstanding anything herein to the contrary, THOMPSON shall remain free to sell shares of TLF common stock held by them in excess of the Shares subject to this Agreement.

________________________________________________________________________________

11. Option Price Below THOMPSON Minimum Price. If, at any time, the Option Price computed as provided herein is less than the sum of $2.75 per share, then no Shares may be purchased under this Agreement.

12. Representations, Warranties and Agreements of THOMPSON. THOMPSON hereby represents and warrants to the Trustee as follows:

         a. THOMPSON is the record and Beneficial Owner of all of the Shares;

         b. THOMPSON has full power and authority to make and enter into this Agreement and to sell, assign, transfer and deliver the Shares to the Trustee;

         c. THOMPSON has good and valid title to the Shares, free and clear of all Liens defined herein;

         d. Upon the consummation of the transactions provided for in this Agreement and in accordance with the terms hereof, the Trustee shall acquire good and marketable title to the Shares, free and clear of all Liens;

         e. This Agreement constitutes the valid and binding obligation of THOMPSON;

         f. Except as provided in this Agreement, THOMPSON is not required by any provision of federal, state or local law to take any further action or to seek any governmental approval of any nature prior to the sale by him of the Shares;

         g. There are not any provisions in the Company's Certificate of Incorporation or Bylaws, or any other agreement, court order, or government agency declaration or orders, that would prevent, limit, or condition the sale and transfer of the Shares to the Trustee or the exercise by the Trustee of its rights as a stockholder of the Company;

         h. Assuming the representations and warranties of THOMPSON are true and correct and will be true and correct as of each Settlement, there are no provisions in any contract, indenture, or other instrument to which THOMPSON is a party or to which the Shares are subject which would prevent, limit, or condition the sale and transfer of the Shares to the Trustee; and

         i.       The   representations  and  warranties  of  THOMPSON  in  this
                  Agreement are true, complete, and correct, and no such representations or warranties contains any untrue statement of material fact or omits to state any material fact necessary to make the statements made not misleading.

________________________________________________________________________________
                                  Page 4 of 8

13.      The Trustee hereby represents to THOMPSON the following:

         a. That pursuant to the IRS Determination Letter dated September 24, 1994, the ESOP is a validly existing employee stock ownership plan under Sections 401(a) and 4975 of the Internal Revenue Code of 1986, as amended.

         b. The Trustee has all requisite power and authority to execute and deliver this Agreement and to perform the provisions hereof.

         c. This Agreement constitutes a valid and binding obligation of the Trustee.

         d. The representations and warranties of the Trustee in this Agreement are true and complete and correct, and no such representation or warranty contains any untrue statement of material fact, or omits to state any material fact necessary to make the statements not misleading.

14. SEC Rule 10b5-1. It is the intent of the parties that the sale of Shares made under this Agreement shall be made in a manner that allows THOMPSON to avail themselves of the exemption contained in SEC Rule 10b5-1 adopted pursuant to the Securities Exchange Act of 1934. In connection with that rule's requirements, each of THOMPSON and the Trustee represents and warrants to the other that it is not currently in possession of material nonpublic information concerning TLF or its prospects. The Trustee agrees with THOMPSON that:

         a. All decisions regarding the purchase of Shares shall be made only by duly authorized personnel of Arlington National Bank, as Trustee, and THOMPSON shall have no influence over these decisions;

         b. The Trustee shall use reasonable policies and procedures to assure that these personnel do not receive material nonpublic information about TLF or its prospects;

         c. These personnel shall not solicit material nonpublic information about TLF or its prospects from the directors, officers and employees of TLF (including without limitation the ESOP Committee), and

         d. In the event that the Trustee should deem itself to be in possession of material nonpublic information about TLF or its prospects, it will immediately notify THOMPSON and suspend all purchase of Shares until the Trustee determines that it is no longer in possession of material nonpublic information regarding TLF or its prospects.

________________________________________________________________________________

15. Publicity. THOMPSON will agree to amend their Schedule 13D filed with the SEC and TLF may file a Form 8-K or issue a press release after the consummation of this Agreement.

16.      Additional   Conditions  to  Settlement.   In  addition  to  the  other
         conditions set forth herein, each Settlement of each purchase and sale contemplated hereby shall be subject to the following conditions:


         a. The representations and warranties of the parties hereto shall be true and correct in all material respects on and as of the date hereof and as of the Settlement with the same effect as though such representations and warranties had been made or given as of the closing;

         b. The parties shall have performed and complied with all agreements and conditions required by this Agreement to be performed and complied with by them prior to or at the Settlement in all material respects; and

         c. No court of competent jurisdiction or governmental agency shall have rendered a judgment or issued an order prohibiting or preventing the transactions provided for herein, it being understood that the mere filing of a claim or lawsuit by a third party shall not affect the obligations of the parties hereunder.

17. Notices. All notices or other communications provided for herein shall be written and shall be validly given, made or served if in writing or delivered personally or sent by certified or registered mail, return receipt requested, postage prepaid or transmitted by facsimile transmission, as set forth below:

         a.       If to THOMPSON, addressed to:     Mr. Wray THOMPSON
                                                    The Leather Factory, Inc.
                                                    PO Box 50429
                                                    Fort Worth, Texas 76105
                                                    Fax No. 817-446-3713

                  cc:                               William W. Warren
                                                    4420 W. Vickery Blvd.
                                                    Fort Worth, Texas 76107
                                                    Fax No. 817-377-1120

         b.       If to the Trustee, addressed to:  ARLINGTON NATIONAL BANK
                                                    410 West Abram Street
                                                    Arlington, Texas 76010
                                                    Attn.:  Robert D. Roten,
                                                    Executive Vice President

________________________________________________________________________________
                                  Page 6 of 8



                  With a copy to:                   JENKENS & GILCHRIST, P.C.
                                                    1445 Ross Avenue, Suite 3200
                                                    Dallas, Texas 75202
                                                    Attn.:  Mr. John Kober



         Notwithstanding anything to the contrary, Notice given under Section 4 of this Agreement shall only be given by personal delivery or facsimile.

18. Termination of Agreement. This Agreement shall terminate at the expiration of one year from the date hereof; provided, however, if at any time during the Option Term, but after December 31, 2002, the Trustee shall not have purchased at least 75,000 of the Shares,THOMPSON may terminate this Agreement, effective upon the Trustee's receipt of the notice of termination.

19.      Miscellaneous.

         a. Governing Law. This Agreement shall be interpreted, construed and enforced according to the laws of the State of Texas.

         b. Captions. The captions or headings of this Agreement are made for convenience and general reference only and shall not be construed to describe, define or limit the scope or intent of the provisions of this Agreement.

         c. Binding Effect. This Agreement shall be binding upon the parties hereto, their heirs, legal representatives, successors, assigns, and legatees, provided, however, that THOMPSON agrees not to transfer or assign his rights under this Agreement, except to an affiliated entity, without the prior written consent of the Trustee.

         d. Entire Agreement. This Agreement contains the entire agreement of the parties and may not be revoked, modified or amended in any manner without the prior written consent of the parties hereto.

         e. Further Acts. Each party agrees to perform any acts and to execute and deliver any documents which may be reasonably necessary to carry out the provisions of this Agreement.

________________________________________________________________________________

         f. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall for all purposes be deemed to be an original, but each of which, when so executed, shall constitute but one and the same instrument.

         IN WITNESS WHEREOF, the undersigned have executed this Agreement or caused this Agreement to be executed on their behalf as of the date and year first above written.

                  THOMPSON          ____________________________________________
                                    Wray Thompson

                                    ____________________________________________
                                    Sally Thompson


                  The Trustee       Arlington   National   Bank,   not   in  its
                                    corporate   capacity,   but  solely  in  its
                                    capacity as Trustee of The Leather  Factory,
                                    Inc. Employee Stock Ownership Plan and Trust


                                    By: ________________________________________
                                        Robert D. Roten,
                                        Executive Vice President







________________________________________________________________________________

                                                                       Exhibit A

                               Notice of Exercise
                               ------------------

         This notice is executed and delivered pursuant to the terms of that certain Option Agreement, dated June _____, 2002, between Arlington National Bank, not in its corporate capacity, but solely in its capacity as Trustee of The Leather Factory, Inc. Employee Stock Ownership Plan and Trust ("the Trustee") and Wray Thompson and wife, Sally Thompson (collectively called "THOMPSON"). Terms not defined here shall have the meanings assigned in the Option Agreement.

         The Trustee gives notice to THOMPSON that it is purchasing _______ shares of the common stock of The Leather Factory, Inc., a Delaware corporation ("TLF"), at an exercise price of $______ per share, with a total purchase price of $____________. Settlement shall occur on the third Business Day following the date of this notice below as more fully provided in the Option Agreement.

         The per share exercise price has been computed as the average of the closing prices on the American Stock Exchange for TLF common stock for the seven
(7) calendar days preceding the date of this notice as shown below (dates on which the American Stock Exchange was not open for trading shall indicate "N/A" as the closing price and those dates shall be excluded in computing the average):

                          Date            Closing Price

         1.       ____________________    _____________
         2.       ____________________    _____________
         3.       ____________________    _____________
         4.       ____________________    _____________
         5.       ____________________    _____________
         6.       ____________________    _____________
         7.       ____________________    _____________

         AVERAGE CLOSING PRICE:           _____________


provided, however, that the per-share price, as calculated above, shall not exceed $_____________, the trade price for TLF stock on the American Stock Exchange on the day of purchase for the second trade executed on such date.

This notice is dated ___________________.

                                    Arlington   National   Bank,   not   in  its
                                    corporate   capacity,   but  solely  in  its
                                    capacity as Trustee of The Leather  Factory,
                                    Inc. Employee Stock Ownership Plan and Trust

                                    By: ________________________________________
                                        Robert D. Roten,
                                        Executive Vice President